STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

October 19, 2012

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Matisse Discounted Closed-End Fund Strategy, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on September 14, 2012 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the Matisse Discounted Closed-End Fund Strategy.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.
Comment:  Given the presence of “discounted” in the Fund’s name, should the Fund’s 80% investment restriction for purposes of Rule 35d-1 require that the Fund invest at least 80% of net assets in discounted closed-end funds?  In the disclosure provided in response to Item 4 and Item 9 of Form N-1A, explain in plain English the meaning of the term “discounted” as used in the name of the Fund.

Response: “Discounted” has been included in the 80% investment restriction and further disclosure regarding the meaning of the term has been included in the Prospectus.

2.
Comment:  The fee table in the summary section notes that there are no distribution and/or service (12b-1) fees, as opposed to stating that such fees are 0.00%.  Consistent with this disclosure, confirm that a distribution plan pursuant to Rule 12b-1 has not been adopted for the Fund.

Response: A distribution plan pursuant to Rule 12b-1 has not been adopted for the Fund.

3.
Comment:  With respect to the fee table in the summary section of the Prospectus, revise the line item for the “Fee Waiver and/or Expense Limitation” so it is clear that this amount is being subtracted from the “Total Annual Fund Operating Expenses.”

Response: The requested revision has been made.

4.
Comment:  The second footnote to the fee table references both a Fund Accounting and Administration Agreement and an Operating Plan.  Confirm that copies of all material agreements have been filed as exhibits to the registration statement.

Response:  Copies of all material agreements were filed as exhibits with Post-Effective Amendment No. 69 to the Trust’s Registration Statement.  The Fund Accounting and Administration Agreement and an Operating Plan were included in response to Item 28(h) and numbered h(9) and h(19) in the list of exhibits.

5.
Comment:    The second footnote to the fee table states that the Fund’s administrator is responsible for the “regular operating expenses” of the Fund.  In the disclosure provided in response to Item 9 of Form N-1A, explain what expenses are considered regular and what expenses are not considered regular.

Response:  Revisions have been made to the footnote, as well as the section of the Prospectus entitled “Additional Information on Expenses,” in order to clarify the expense limitation arrangement.  The phrase “regular operating expenses” is no longer used.

6.
Comment:  The second footnote to the fee table notes that the Fund’s distribution and/or service (12b-1) fees are not covered by the inclusive administration fee.  Consider deleting this reference to distribution and/or service (12b-1) fees since a distribution plan pursuant to Rule 12b-1 has not been adopted for the Fund.

Response: The reference to distribution and/or service (12b-1) fees has been removed from the footnote.

7.
Comment:  The second footnote to the fee table notes that the Fund’s expenses on short sales are not covered by the inclusive administration fee.  Are short sales a principal investment strategy of the Fund?  If so, provide additional disclosure of the strategy in the description of the Fund’s principal investment strategy, including the noting the maximum amount, as percentage of Fund assets, that the Fund will be allowed to invest in short sales.  Also, add a subcaption to the “Other Expenses” caption to disclose specifically the expenses of selling short and footnote the subcaption with an explanation of the expenses.  If short sales are not a principal investment strategy and related expenses are expected to be de minimis, confirm in your response that such fees are expected to be de minimis and are included under “Other Expenses” in the fee table.

Response: Short sales are not a principal investment strategy of the Fund. It is anticipated that expenses related to short sales will be de minimis during the Fund’s first fiscal year.

8.
Comment:  The second footnote to the fee table notes a number of the Fund’s expense that are not covered by the inclusive administration fee.  Confirm that all exclusions are listed in the footnote or revise as appropriate.

Response: Revisions have been made to the footnote, as well as the section of the Prospectus entitled “Additional Information on Expenses,” in order to clarify the expense limitation arrangement.

9.	Comment: Disclose the findings of the Board of Trustees on the financial ability of the Funds’ investment advisor to meet its obligations under the Operating Plan.

Response:  While the Board of Trustees did not make any specific findings or declaratory statements on the financial ability of the Fund’s investment advisor to meet its obligations under the Operating Plan, the financial condition and stability of the investment advisor was a factor in the decision by the Board of Trustees to approve the Investment Advisory Agreement, as well as the Fund Accounting and Administration Agreement and Operating Plan.  A discussion regarding the basis of the decision by the Board of Trustees to approve the Investment Advisory Agreement will be included in the Fund’s first shareholder report.

10.
Comment:  The second footnote to the fee table states that the Fund’s investment advisor will make payments to the Fund’s administrator “when the Fund is at lower asset levels” and “assume certain expenses of the Fund outlined in the Operating Agreement.”  Provide a more precise description of these expense limitation measures undertaken by the investment advisor.  Where possible, avoid cross-references to other sections of the Prospectus or other documents.

Response:  The footnote has been revised in order to make clear the expense limitation measures undertaken by the investment advisor.  Clarifying revisions have also been made to the section of the Prospectus entitled “Additional Information on Expenses.”

11.
Comment:  Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.  Does the disclosure indicating that at least 80% of net assets will be invested in closed-end funds imply that 20% of net assets could be invested in other types of securities?  If so, explain what other investments may be directly held by the Fund as part of its principal investment strategy and describe the attendant risks.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

12.	Comment: In the disclosure under “Principal Investment Strategies” in the summary section of the Prospectus, state in plain English that the Fund is a fund of funds.

Response: The requested revision has been made.

13.	Comment: Does the Starboard Investment Trust offer any closed-end funds? If so, does the disclosure under “Principal Risks of Investing in the Fund” regarding control of require qualification?

Response: The Starboard Investment Trust does not offer any closed-end funds.

14.
Comment:  In the disclosure provided under “Principal Investment Strategies” in the summary section of the Prospectus, explain in plain English the meaning of the term “discounted” and “substantial discounts.”

Response: Additional disclosure regarding the meaning of “discounted” and “substantial discounts” has been included in the Prospectus.

15.
Comment:  In the disclosure provided under “Principal Investment Strategies” in the summary section of the Prospectus, clarify in plain English the meaning of the phrase “attractive levels” of capital appreciation.

Response: The phrase “attractive levels” is no longer used in the disclosure.

16.
Comment:  In the disclosure provided under “Principal Investment Strategies” in the summary section of the Prospectus, clarify in plain English the meaning of the phrase “compelling investment opportunity.”

Response: The phrase “compelling investment opportunity” is no longer used in the disclosure.

17.
Comment:  In the disclosure provided under “Principal Investment Strategies” in the summary section of the Prospectus, clarify that the closed-end funds in which the Fund invests could be foreign or domestic.

Response: The disclosure has been clarified as requested.

18.
Comment:  Revise any language in the Prospectus that implies additional material information is pertinent, but omitted. Phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The Prospectus had been revised as requested.

19.
Comment:  If the Fund’s principal investment strategy utilizes other types of securities besides closed-end funds, explain how the Fund’s investment advisor decides when to sell such securities. In disclosing the particular derivative instruments in which the Fund may invest, explain its purpose (e.g., for hedging, leverage, and/or speculative purposes) and disclose the maximum percentage of assets the Fund may invest in derivative instruments. See letter to Karris McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Response:  While the Fund does have the ability to invest in other types of securities, the Fund’s principal investments will be closed-end funds.  Non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

20.
Comment:  Confirm that all risks related to the use of leverage are summarized in the disclosure provided in response to Item 4 of Form N-1A and clarified in the disclosure provided in response to Item 9 of Form N-1A.  The use of leverage by both the Fund and the underlying closed-end funds, which often employ leverage, indicates that the Fund may be exposed to a relatively high level of leverage risk.  Given this high level of risk, should relevant risk disclosure be added to the cover page of the Prospectus?

Response:  Additional disclosure about the risks of leverage has been included in the Prospectus.  Fund management believes that in light of the restrictions on leverage imposed by the Investment Company Act of 1940, the Fund’s exposure to leverage risk is sufficiently limited and that such restrictions obviate the need for risk disclosure on the cover page of the Prospectus.

21.	Comment: References to legal authority (e.g., the Fund will comply with Section 18 of the Investment Company Act) should explain the import of such citation in plain English.

Response: The Prospectus has been revised so that references to legal authority include such an explanation.

22.
Comment:  Confirm that all principal risks have been disclosed or revise the Prospectus as needed to include such risks, especially with respect to the types of securities that may be held by the Fund besides closed-end funds.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

23.
Comment:  In the disclosure under “Principal Risks of Investing in the Fund,” include disclosure the types of other investment companies in which the fund may invest.   Revise the disclosure under “Principal Investment Strategies” as appropriate in connection with this clarification.

Response: Disclosure regarding the Fund’s anticipated investments in money market mutual funds has been added to the Prospectus.

24.
Comment:  In “Principal Risks of Investing in the Fund,” include additional disclosure about the risks related to investing in closed-end funds, including (i) their use of leverage and the resulting volatility, (ii) return of capital by closed-end funds and its implications for the Fund, and (iii) investments in illiquid securities by closed-end funds.

Response: The requested disclosure about the risks of investing in closed-end funds has been added to the Prospectus.

25.
Comment:  The risk disclosure entitled “Operating Risk” under “Principal Risks of Investing in the Fund,” could be read to imply that the Funds’ investment advisor has assumed all expenses not allocated to the Fund’s administrator and, consequently, should be revised to clarify the specific expenses that are being referenced.

Response:  The risk disclosure has been revised to clarify the expense limitation arrangements.  In addition, clarifying revisions have been made to the section of the Prospectus entitled “Additional Information on Expenses” that specifically identify the Fund expenses assumed by the Fund’s investment advisor.

26.
Comment:  Verify the disclosure under “Additional Information on Expenses” and revise as necessary so that such disclosure is consistent with the second footnote to the fee table in the summary section of the Prospectus.

Response: The disclosure has been revised as necessary.

27.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Buying Or Selling Shares Through A Financial Intermediary,” clarify that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value.

Response:  The disclosure regarding receipt of orders by financial intermediaries has been revised to further clarify that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value and received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

28.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Purchasing Shares,” clarify whether the brokers referenced in the second sentence are designated financial intermediaries and designees of such designated financial intermediaries.

Response: The disclosure regarding designated financial intermediaries has been clarified as requested.

29.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Purchasing Shares,” specify that orders received before 4:00 p.m. Eastern Time will receive a price based on that day’s calculation of net asset value and orders received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

Response:  The disclosure regarding receipt of purchase orders has been revised to further clarify that an order received in good form by 4:00 p.m. Eastern Time should receive a price based on that day’s calculation of net asset value and orders received after 4:00 p.m. Eastern Time will receive a price based on the next day’s calculation of net asset value.

Statement of Additional Information

30.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

31.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

32.
Comment:  Consider renaming the section of the Statement of Additional Information entitled “Other Investment Policies” in light of its inclusion of disclosure regarding both principal and non-principal investment strategies and risks.

Response: The section has been renamed “Additional Information About Investment Policies.”

33.	Comment: In the section entitled “Other Investment Policies,” verify that the principal and non-principal investment policies are clearly delineated and revise accordingly.

Response: Revisions have been made to insure that the principal and non-principal investment policies are clearly delineated.

34.
Comment:  In the section of the Statement of Additional Information entitled “Lending of Portfolio Securities,” include a discussion of the Fund’s voting rights with respect to portfolio securities that it has lent.

Response:  The Statement of Additional Information has been revised to state that “voting rights for loaned securities will typically pass to the borrower, but the Funds will retain the right to call any security in anticipation of a vote that the Advisor deems material to the security on loan.”

35.
Comment:  Given its fund of funds structure, the Fund’s investment limitation on concentration is susceptible to dilution through investments in other investment companies that do not have a similar concentration policy.  Add a non-fundamental policy or operating policy that requires the Fund to make sure that the concentration policies of such other investment companies are consistent with the Fund’s investment limitation in order to avoid dilution.  In addition, provide a summary of the investment limitations of the other investment companies in which the Fund may invest.

Comment:  Given the fund of funds structure of the Fund, certain of the investment limitations of the Fund are susceptible to dilution through the Fund’s investments in other investment companies that do not have similar limitations.  In particular, the Staff has taken the position that a “top-tier” fund in a fund of funds structure that has adopted a policy that it will not concentrate its investments in any single industry or group of industries will limit its investments to underlying funds that have adopted a similar policy with respect to concentration.  Add a non-fundamental policy or operating policy that requires the Fund to make sure that any underlying fund in which the Fund may invest has adopted a similar policy with respect to concentration in order to avoid dilution of the Fund’s policy.

Response:  The Registrant believes that the comment of the Staff requiring the Fund to limit its investments in underlying, closed-end funds (each, an “Underlying Fund”) to those Underlying Funds that have adopted a policy against concentrating their investments in any industry or group of industries is unnecessarily limiting.  As an initial observation, the Registrant would observe that, while the disclosure requirements of Form N-1A and Form N-2 with respect to a fund’s concentration policy are similar, they are not identical.  Instruction 4 under Item 9(b)(1) of Form N-1A defines “concentration” to mean “investing more than 25% of a fund’s net assets in a particular industry or group of industries” (emphasis added).  On the other hand, Item 8.2.b(2) of Form N-2 defines “concentration” to mean “25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries” (emphasis added).  Given the differences in the definition of concentration between Form N-1A and Form N-2, it is possible that an Underlying Fund that is not concentrated for purposes of Form N-2 could be deemed to be concentrated based on the definition of concentration set forth in Form N-1A.  While the Registrant does not disagree with the intent of the Staff to limit the possibility that the Fund could dilute its policy against concentration, it believes that the objective of the Staff can be effectively accomplished in a manner that does not unduly limit the ability of the Fund’s adviser to construct the investment portfolio of the Fund.

Given that the Fund intends to invest the majority of its assets in Underlying Funds that are closed-end funds registered on Form N-2, it does not seem appropriate, given the differences in the definition of concentration between Form N-1A and Form N-2, to require the Fund to limit its investments to Underlying Funds that have adopted a concentration policy based on the definition of concentration set forth in Form N-1A.  In light of the somewhat limited universe of closed-end funds as compared to the universe of open-end funds, limiting the Fund’s investments in the manner describe would seem to significantly limit the ability of the Fund’s investment adviser to invest in otherwise attractive Underlying Funds.

Therefore, the Registrant intends to limit its investments in Underlying Funds that may be deemed to concentrate in a particular industry or group of industries as defined in Item 8.2b(2) of Form N-2 to less than 25%, in the aggregate, of the Fund’s net assets.  In addition, prior to investing in any Underlying Fund that may be deemed to be concentrated in any industry or group of industries, the Registrant will implement compliance policies and procedures that are intended to ensure that the Fund complies with the concentration policy of the Fund as described in the SAI pursuant to item 16(c)(1)(iv) of Form N-1A.

In addition to the foregoing, the Fund’s adviser intends to construct a fully diversified investment portfolio consisting of between 30 and 90 Underlying Funds.  The adviser will select each Underlying Fund without regard to investment objective, asset class, industry or geographic focus.  Rather, in much the same way that a value oriented investor seeks to identify operating companies whose stock price does not fully reflect what the investor believes to be the true “value” of the issuer, the Fund’s adviser will seek to achieve the investment objective of the Fund by identifying those Underlying Funds that are trading at a discount relative to net asset value and which the Adviser believes have the potential for capital appreciation over the mid- to longer-term. Although not determinative, the Registrant believes that such wide diversification, when taken together with the investment strategy of the Fund’s adviser, further reduces the risk that the Fund will become concentrated in any single industry of group of industries as a consequence of the Fund’s investment in the Underlying Funds.

Please note that the specific investment companies in which the Fund will invest have not yet been identified.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, DC 20036-1600